

Mail Stop 3233

June 12, 2017

Via E-Mail
Mr. Brant Meleski
Senior Vice President and Chief Financial Officer
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, Texas 75201

Re: **InfraREIT, Inc.**
Form 10-K
Filed on February 28, 2017
File No. 001-36822

Dear Mr. Meleski:

We have reviewed your June 5, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comment in our May 22, 2017 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 22

1.   We have considered your response to our prior comment. We note that your non-GAAP percentage rent adjustment alters the timing of revenue recognition under GAAP. As such, we are unable to agree with your conclusion that it is an appropriate adjustment. Please revise your disclosure in future filings to eliminate the percentage rent adjustment. Reference is made to question 100.04 of the C&DI on Non-GAAP Financial Measures.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities